

December 12, 2013

Via E-mail
William T. Nanovsky
Senior Vice President and Chief Financial Officer
Swisher Hygiene, Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, NC 28210

> **Re: Swisher Hygiene, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed May 1, 2013**
> **File No. 1-35067**

Dear Mr. Nanovsky:

We have reviewed your response dated November 26, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 1. Business

Cost Savings and Operational Excellence Initiatives, page 3

1.   We note your response to prior comment 1, including your description of consolidation initiatives that have occurred during fiscal year 2013. Please provide us with an update, through the date of your response, of all of management's ongoing plans to implement of cost savings initiatives, including your plant consolidation effort and active program to sell certain under-performing, non-core routes and businesses. Further, please tell us how you have assessed the accounting and disclosure guidance in ASC Topic 420 as it relates to these initiatives during 2013, and how the payroll reduction initiatives enacted in 2012 have progressed. To the extent you continue to determine that the guidance in ASC Topic 420 is not applicable, please explain to us in detail how you arrived at that conclusion including your assessment of the criteria within ASC 420-10-25.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-7

2.   We note your response to our prior comment 4. Please revise your disclosure in future filings to separately disclose all material cash inflows and outflows from discontinued operations.

Note 2—Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

3.   We note your response to prior comment 5. Please tell us how you have evaluated the deliverables in your arrangements, such as the individual products and services outlined in your agreements with customers, to determine whether the deliverables represent separate units of accounting, and the timing of such evaluation(s). Refer to ASC Topic 605-25-25-5. In your assessment, address whether the delivered item or items have value to the customer on a standalone basis. Further, for all your arrangements, please provide to us your proposed disclosure addressing the criteria specified in ASC Topic 605-25-50.

Note 4—Acquisitions and Other Dispositions, page F-15

4.   We note your response to prior comment 6. Please explain to us how you have considered the disclosure requirements of paragraph 2h of ASC Topic 805-10-50 with respect to your 2011 acquisitions.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant